

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Peng Li
Chairman and Chief Executive Officer
QuantaSing Group Ltd
Room 710, 5/F, Building No. 1
Zone No. 1, Ronghe Road
Chaoyang District, Beijing 100102
People's Republic of China

  Re: QuantaSing Group Ltd
    Amendment No. 1 to
    Draft Registration Statement on Form F-1
    Submitted November 9, 2022
    CIK No. 0001932770

Dear Peng Li:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover page

1. We note your disclosure that you "intend to apply to list the ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market]." Please revise to disclose whether your offering is contingent upon final approval of your [New York Stock Exchange]/[Nasdaq Stock Market] listing. Additionally, please ensure the disclosure is consistent with your underwriting agreement.

2. We note your response to comment 4 and reissue in part. We note that your discussion of the limitations on cash transfers appears to discuss solely those in the PRC and not Hong Kong where you also have a subsidiary. Please revise to discuss any limitations applicable to Hong Kong and make conforming revisions throughout the prospectus as applicable. Alternatively, tell us why it is not appropriate to do so. In addition, please revise to include a cross-reference to your discussion of limitations on your ability to transfer cash in your summary risk factors section. Lastly, in the associated list of cross-references related to cash transfers, please also provide a cross-reference to your consolidated financial statements.

3. We note your response to comment 5 and reissue in part. Please revise to include Hong Kong in your disclosure about the availability of cash or assets in the business, given that you have a subsidiary in Hong Kong.

Prospectus Summary
Corporate History and Structure, page 3

4. We note your response to comment 8 and reissue in part. Please expand your discussion about the relevant contractual agreements to include that the company may incur substantial costs to enforce the terms of the arrangements. Additionally, disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Alternatively, provide a cross-reference to the responsive disclosure later in the summary.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 11

5. We note your response to comment 12 and your statement that "[you]... have applied for and completed a cybersecurity review for this offering and listing pursuant to the Cybersecurity Review Measures." Please revise to discuss in greater detail the application, when approval was granted and any material cybersecurity review findings. As a related matter, please revise your disclosure on page 61 that you are in compliance with the existing PRC laws and regulations regarding cybersecurity, data security and personal data protection in all material aspects. The disclosure here should not be qualified by materiality. Please make appropriate revisions to throughout the document.

6. We note your disclosure in the fourth paragraph that "if the Draft Rules Regarding Overseas Listing was implemented as proposed before this offering and listing is completed, [you] would be subject to the filing requirements with the CSRC for this offering and listing and might also be prohibited from completing this offering if any of the circumstances described in the Draft Rules Regarding Overseas Listing occurs." Please revise to discuss in greater detail why the company "would be subject to the filings requirements with the CSRC" and why the offering and listing "might also be prohibited." Please include enough information so that investors can fully understand how and why the

Draft Rules Regarding Overseas Listing may or will be applicable to the company. Please revise the prospectus throughout accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Results of Operations
Specific factors affecting results of operations, page 99

7.   We note per your response to prior comment 22 that there are 19 topics of curricula, with each topic including one free introductory course and one paid premium course, and therefore there are 19 premium courses generating revenue. Please confirm that our understanding is correct. Additionally, tell us if each of the 19 premium courses generated revenue, or if there is a concentration of courses that comprised the majority of the revenue for each period presented. Lastly, tell us the types of costs incurred each period for premium courses that have already been developed, and the expected period of time you expect premium courses to generate revenue.

Results of Operations
Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021
Revenues from individual online learning services, page 113

8.   We note your revised disclosure in response to prior comment 23 but you do not quantify how changes in paying learners and average prices of your premium financial literacy courses translated to the $110 million increase in revenues for the year ended June 30, 2022. Please revise your disclosure to quantify in absolute dollar amounts how the aggregate 200,000 increase in number of paying learners and the increases in average price for financial literacy and personal interest courses contributed to the increase in revenues from individual online learning services. Additionally, please quantify and disclose the amount of the revenue increase attributable to the new personal interest courses launched in 2021.

Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(q) Revenue recognition
(ii) Enterprise services, page F-28

9.   Please revise your disclosure for enterprise services revenue to clarify how the marketing fees for completed referrals are determined consistent with your response to comment 27.

(s) Sales and marketing expenses, page F-30

10.   We note in your response to prior comment 28 that the costs of free introductory courses are classified as sales and marketing expenses. Please revise your disclosure here and in MD&A to more fully explain the nature of the costs included in sales and marketing and cost of revenues as provided in your response, and to clearly explain that

costs associated with the development and delivery of your introductory courses are included in sales and marketing expenses and costs associated with the development and delivery of premium courses are included in cost of revenues.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dan Ouyang, Esq.